Exhibit 99.2
181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

VIA SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
The Toronto Stock Exchange
Lake Shore Gold Corp. - Report of Voting Results
In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Lake Shore Gold Corp. (the “Corporation”) held on March 31, 2016. The matters voted upon at the Meeting are more particularly described in the notice of special meeting of Shareholders and management information circular of the Corporation dated March 7, 2016 (the “Circular”). The results of the voting at the Meeting were as follows:
Item 1: Approval of the Arrangement
By a vote by way of ballot, the special resolution contained in Schedule A to the Circular, authorizing and approving (i) the reduction of the Corporation’s stated capital account maintained for the issued and outstanding common shares of the Corporation (the “Lake Shore Shares”) by the amount as the directors of the Corporation may determine is required such that following the capital reduction, the realizable value of the Corporation’s assets will not be less than the aggregate of the Corporation’s liabilities and the stated capital of all classes of shares of the Corporation, and (ii) the plan of arrangement involving the Corporation and Tahoe Resources Inc. (“Tahoe”) pursuant to section 192 of the Canada Business Corporations Act, whereby Tahoe will acquire all of the issued and outstanding Lake Shore Shares and Shareholders will receive 0.1467 of one common share of Tahoe, for each Lake Shore Share held, was carried.
The results of the ballot vote were as follows:
Vote Type	Number of Votes	% of Votes
For	240,037,885	95.21%
Against	12,063,188	4.79%

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